Filed by Algoma Steel Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257732

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma and Legato, Algoma has filed with the SEC a registration statement on Form F-4 which includes its prospectus as well as Legato’s preliminary proxy statement (as amended, the “Preliminary Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Preliminary Proxy Statement/Prospectus and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders may obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma by email to brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above. Additional information regarding Legato’s directors and executive officers can also be found in the Legato Final Prospectus. These documents are available free of charge as described above.